Form 20-F
period 2001-03-31
LEADER MINING INTERNATIONAL INC/ /FI
filed 2001-10-10
CIK 850765

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20F

            ANNUAL REPORT PURSUANT TO SECTION 12(g) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 OF A FOREIGN CORPORATION

                                 March 31, 2001

                        LEADER MINING INTERNATIONAL, INC.
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

                          Commission File no 000-26447

               Alberta, Canada                        (N/A)
               ---------------                        -----
       (State or other jurisdiction              (I.R.S. Employer
       of incorporation or organization)         Identification No.)

           400 Fifth Avenue, S.W., Suite 810, Calgary, Alberta T2POL6
           ----------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (403) 234-7501
                                 --------------
               Registrant's telephone number, including area code

        Securities to be registered pursuant to Section 12(b) of the Act:

                  Title of each class to be so registered: None

       Name of each exchange on which each class is to be registered: None

        Securities to be registered pursuant to Section 12(g) of the Act:

           Title of class
           Common                    Unlimited Shares of Common Stock

A total of 21,234,680 shares of common stock of Registrant were issued and outstanding as of March 31, 2001. No other classes of stock were issued and outstanding.

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

                                TABLE OF CONTENTS
                                     PART I


                                                                      Page

Item 1.     Description of Business......................................5

Item 2.     Description of Property.....................................11

Item 3.     Legal Proceedings...........................................16

Item 4.     Security Ownership of Certain Beneficial Owners
            and Management (Control of Registrant)......................16

Item 5.     Nature of Trading Market
            Market Price of and Dividends on
            Registrants Common Equity and
            Related Stockholder matters.................................18

Item 6.     Exchange Controls and Other Limitations Affecting Security
            Holders.....................................................18

Item 7.     Taxation....................................................19

Item 8.     Selected Financial Information..............................20

Item 9.     Management Discussion and Analysis..........................22
             of Financial Condition and Results of Operations

Item 10.    Directors and Executive Officers ...........................28

Item 11.    Compensation of Officers and Directors......................30

Item 12.    Options to Purchase Securities from Registration or
            Subsidiaries................................................33

Item 13.    Interest of Management in Certain Transactions..............34

Item 14.    Description of Securities ..................................36

Item 15.    Defaults upon Senior Securities.............................36

Item 16.    Changes in Securities, Changes in Security for Registered
            Securities..................................................36

Item 17.    Financial Statements........................................37

Item 18.    Financial Statements (Not applicable) ......................37

Item 19.    Financial Statements, Exhibits, and Supplementary Data...F-1 - F-24

                     Signatures.........................................38

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

Grade: Concentration of desired metal contained within one tonne of mineralized rock.

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

Mineral Deposit:         a  body  of  rock  containing  metals  or  minerals  of
                         commercial  interest  which  has  been  by a sufficient
                         number  of  drill  holes  tested  to support sufficient
                         tonnage  and  average  grade  of  metal(s)  to  warrant
                         further exploration. This deposit does not qualify as a
                         commercially minable ore body,  until  a  comprehensive
2
                         economic, feasibility study based upon the test results is concluded.

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

During the last five (5) fiscal years, the Company conducted exploration activities on certain mineral prospects as follows:

Similco Mines Ltd.; British Columbia, Canada, 2000. Approximately $185,000 expended for property acquisition, due diligence, and geologic and engineering studies to examine the potential for re-opening the past producing mine and mineral processing facilities. The acquisition and further development work have been postponed pending improved markets.

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



A summary of the Company's proposed expenditures is presented below:

                       CORPORATE EXPLORATION BUDGET
                            ($Canadian x 1000)
--------------------------------------------------------------------------------
 Fiscal year, March 31         2002       2003       2004      2005       Total
--------------------------------------------------------------------------------
  Knife Lake Project          1,000      1,000      1,000     1,000      4,000
--------------------------------------------------------------------------------
   Opportunity Targets          300        300        300       300       1,200
--------------------------------------------------------------------------------
Overhead and Administration     700        700        700       700       2,800
--------------------------------------------------------------------------------
    Grand Total (CAN $)       2,000      2,000      2,000     2,000      8,000
--------------------------------------------------------------------------------

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

The Company's current business plan is in mineral exploration including foreign mineral joint ventures, in Canada and South/Central America. The Company has determined that it must build an asset base through exploration; and acquisition by exchange of stock for other mineral companies, leases, and mineral prospects for exploration if the opportunity arises. The Company believes that debt will rarely be desirable to acquire any mineral prospect or company. The Company may acquire other assets by exchange of stock or cash.

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

The Company may expend funds to explore or test any mineral prospects it acquires to determine the economic feasibility, if any, of such mineral prospects. If, and only if, a mineral deposit appears to have been located will further funds be expended to delineate the deposit. If a deposit is delineated, then a feasibility analysis will be conducted to determine if a development attempt is warranted. The Company will rely on its own management and outside consultants engaged for specific work on a limited basis, mineral prospect by mineral prospect, to provide competent evaluation and recommendations concerning mineral prospects or interests in mineral prospects to be considered for acquisition or exploration. The Company has agreements with several third party companies for providing specific limited services related to mineral prospects, such as mapping, geochemical, sampling, or drilling. Based upon the results of such exploration and tests, as interpreted by management, the Company will then determine whether such mineral prospects should be acquired, explored further, sold or leased to a third party, held for possible later development or abandoned; and whether these activities should be attempted by the Company either by itself or through joint venture or other business arrangements with other companies or entities.

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

As amended on November 28, 2000, to earn the Interest set forth below, Kores must make the following payments to Leader on or before the dates indicated and fund the following Expenditures by the dates indicated:

                                                                 Cumulative     Interest
Payment Date            Payment      Expenditures by Date       Amount Spent    Earned
--------------          -------      --------------------       ------------    --------
Effective Date          $300,000     $1,000,000 on or before     $1,300,000      20.00%
                                     1st Anniversary Date

1st Anniversary Date    $100,000     $330,000 on or before       $1,730,000      24.96%
                                     2nd Anniversary Date

2nd Anniversary Date    $200,000     $670,000 on or before       $2,600,000      33.33%
                                     3rd Anniversary Date

3rd Anniversary Date    $300,000     $1,000,000 on or before     $3,900,000      42.86%
                                     4th Anniversary Date

4th Anniversary Date    $300,000     $1,000,000 on or before     $5,200,000      50.00%
                                     5th Anniversary Date


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

The Effective Date of the Joint Venture between the Company and KORES is December 22, 1999. As of June 30, 2001; KORES has made the $400,000 cash payment to Leader and incurred $1,330,000 in exploration expenditures.

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

In March 1996, Leader Mining acquired the mining leases, after entering into an agreement with CopperQuest. Leader has access to the CopperQuest, and most of the Straus, exploration data. A summary of Leader's expenditures on the prospect is presented below:



----------------------------------------------------------------------------------------------------------------------
Summary of Exploration Expenditures (June 1996 to December 1998)
----------------------------------------------------------------------------------------------------------------------
Prospecting and                          1,172 man days                                                    $342,600

Geological Mapping
----------------------------------------------------------------------------------------------------------------------
Line Cutting                             313 line km                                                       $119,400

----------------------------------------------------------------------------------------------------------------------
Geophysics            Airborne           12,689 line km                                                    $753,700
----------------------------------------------------------------------------------------------------------------------
                      Ground             427 line km                                                       $243,300


----------------------------------------------------------------------------------------------------------------------
Geochem               Soil               2,374                                                              $23,300
----------------------------------------------------------------------------------------------------------------------
                      Assay              8597 (588 whole rock)                                             $164,200
----------------------------------------------------------------------------------------------------------------------
Trenching                                180m3                                                              $48,400
----------------------------------------------------------------------------------------------------------------------
Drilling                                 30,866 m                                                        $2,960,500
----------------------------------------------------------------------------------------------------------------------
Other (staking, logistics,                                                                               $2,656,200
transportation)
----------------------------------------------------------------------------------------------------------------------
                                                                                              TOTAL =    $7,311,000
----------------------------------------------------------------------------------------------------------------------

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

ITEM 3.  LEGAL PROCEEDINGS

The Company is currently involved in only one contractual dispute, involving legal proceedings, with a private Saskatchewan company, and the outcome of such proceeding, if adverse to the Company, would not be material.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (CONTROL OF REGISTRANT)

         (a) Beneficial owners of five percent (5) or greater, of the Registrant's Common Stock and Warrants: No Preferred Stock is outstanding at the date of this offering. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Company's Common Stock known by the Company based upon 19,984,680 shares outstanding at March 31, 2001.


------------------------------------------------------------------------------------------------------------------------
Title of Class           Name Beneficial of Owner           Amount and Nature of Beneficial     Percent of Class
                                                            Ownership
------------------------------------------------------------------------------------------------------------------------
Common Stock             Y.S. Jasi Nikhanj                  2,182,000 Shares (1)(2)             8.1%
                         320 Pumphill Cr. S.W. Calgary,
                         Alta T2V 4M1
------------------------------------------------------------------------------------------------------------------------

         (1) Includes 685,000 shares owned by spouse, Aski Nikhanj.
         (2) Includes 655,000 share option includable under Sec. 13d.

     b) The following sets forth information with respect to the Company's Common Stock beneficially owned by each Officer and Director,


------------------------------------------------------------------------------------------------------------------------
Title of Class         Name Beneficial of Owner            Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
------------------------------------------------------------------------------------------------------------------------
Common                 Y.S. Jasi Nikhanj (1) Pres/Director 2,182,000 shares (1)(5)              11.0%
------------------------------------------------------------------------------------------------------------------------
Common                 Kurt Marty Director                 500,000 shares                       2.5%
------------------------------------------------------------------------------------------------------------------------
Common                 Manish Bindal Secretary/Director    200,000 shares (2)(5)                1.0%
------------------------------------------------------------------------------------------------------------------------
Common                 Roland Kesselring V.P.              600,000 shares (3)(5)                3.0%
------------------------------------------------------------------------------------------------------------------------
Common                 Raymond Lai V.P.                    420,000 shares (4)(5)                2.1%
------------------------------------------------------------------------------------------------------------------------

Total amount owned by officers and directors as a group.

------------------------------------------------------------------------------------------------------------------------
Title of Class         Name Beneficial of Owners           Amount and Nature of Beneficial      Percent of Class
                                                           Ownership
------------------------------------------------------------------------------------------------------------------------
Common                 Directors                           2,882,000 shares (5)                 14.4%
------------------------------------------------------------------------------------------------------------------------
Common                 Officers                            1,020,000 shares (5)                 5.1%
------------------------------------------------------------------------------------------------------------------------
Common                 Combined                            3,902,000 shares (5)                 19.5%
------------------------------------------------------------------------------------------------------------------------



(1)      Includes 685,000 shares owned by spouse, Aski Nikhanj.
(2)      Includes 25,000 shares owned by spouse Sehra Bindal.
(4)      Includes 146,000 shares owned by spouse, Amanda Lai.
(5)      Includes option shares includable under Section 13d.

ITEM 5. (a) MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed and traded on the Alberta Stock Exchange and is quoted on OTCBB. The following table sets forth high and low closing prices of the Company's common stock for the three (3) years ended March 31, 2001, 2000, 1999, and 1998 on the Alberta Stock Exchange as follows:

                                                      Closing
                                                     (Canadian $)
                                                High             Low

2001     First Quarter                          1.12              0.73
         Second Quarter                         1.00              0.73
         Third Quarter                          0.99              0.46
         Fourth Quarter                         0.97              0.40

2000
         First Quarter                          2.00              0.85
         Second Quarter                         1.00              0.65
         Third Quarter                          1.58              0.80
         Fourth Quarter                         1.84              0.91

1999
         First Quarter                          1.19              0.50
         Second Quarter                         1.05              0.65
         Third Quarter                          0.89              0.57
         Fourth Quarter                         1.60              0.75

1998
         First Quarter                          5.10              3.40
         Second Quarter                         4.00              2.95
         Third Quarter                          3.15              0.54
         Fourth Quarter                         0.85              0.30

 (b) As of April 30, 2001, the Company had an estimated 500 shareholders of record of the common stock, including those held in brokerage accounts in "street name."

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


              Selected Financial Information for 5 Years (in Cdn$)
                          Fiscal Year Ended March 31st


                        2001       2000          1999           1998         1997
                        ----       ----          ----           -----        ----
Interest                29,511      6,018       49,044       152,132            0
Mgmt Fees               64,358     60,000            0             0            0
                       -------    -------     --------       -------       ------
Total Revenue           93,869     66,018       49,044       152,132       28,702
                       -------    -------     --------       -------       ------
General &
Admin. Expenses        707,100    624,463      898,873     1,358,156      640,625
Exploration Costs
Written Off            565,774    360,858    1,848,313       561,500    1,506,392
Amortization             6,263      8,405       11,282        27,082       12,182
Other Expenses               0          0      137,723        92,420            0
Loss for the Period (1,185,268)  (927,708)  (2,847,147)   (1,887,026) (2,130,497)
                    -----------------------------------   -----------  ----------

Loss per Share           (0.06)     (0.05)       (0.20)       (0.17)       (0.20)
                    ----------------------  -----------   -----------  ----------
Weighted average
shares outstanding  18,669,609  17,221,284   14,446,458   13,911,958   10,924,623
                    -----------------------------------  -----------    ---------
Balance Sheet Data
Current Assets         476,925     245,468      696,996    3,011,601    6,729,786
Capital Assets          19,245      24,829       32,579      155,645       68,834
Deferred Acq. &
Expl. Costs          7,862,415   8,004,148    8,100,426    8,957,965    4,440,824
                     ----------  ---------    ---------    ---------     -------
Exploration Costs

Total Assets         8,358,585   8,274,445    8,830,001   12,125,211   11,239,444
                     ----------  ---------    ----------   ---------     -------
Current Liabilities    196,437      55,643      277,590    1,820,664    1,117,428
Due to Related Parties 177,089           0       22,800        8,553      231,243
Long Term Liabilities        0           0            0            0            0
Capital Stock       21,914,840  20,963,315   20,346,416   19,265,652   16,973,405
Deficit            (13,929,781)(12,744,513) (11,816,805)  (8,969,658) (7,082,632)
                    ----------   ----------  -----------  -----------  ----------

Total Equity
& Liabilities        8,358,585   8,274,445    8,830,001   12,125,211   11,239,444
                    ----------   ----------   ----------   ---------     -------

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


                                                              2001                 2000                1999

         Net loss for the year under Canadian GAAP            $(1,185,268)         $   (927,708)       $ (2,847,147)
         Deferred exploration costs (i)                           (81,243)             (115,778)           807,539
         Stock based compensation (ii)                                -                    -              (379,250)
                                                              ----------------     ----------------    -----------------

         Loss for the year under U.S. GAAP                    $(1,266,511)         $ (1,043,486)        $(2,418,858)
                                                              ----------------     ----------------    -----------------

         Loss per share under U.S. GAAP                            $(0.07)              $(0.06)          $    (0.17)
                                                              ----------------     ----------------    -----------------



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Differences between Canadian and U.S. GAAP (continued)

Under U.S. GAAP, a grant of stock options and warrants to acquire shares at a price below the fair market value of the shares at the time of the grant, is compensatory under APB No. 25 and is accounted for as compensation expense. This has the effect of increasing capital stock and deficit under U.S. GAAP.

The Company's interest in a joint venture has been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, this interest would be accounted for by the equity method. Net loss, loss per share, and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of this joint venture interest.


Balance sheet components

                                 2001                           2000                           1999
                                 ---------------------------    --------------------------     --------------------------
                                 Canadian GAAP   U.S. GAAP      Canadian GAAP  U.S. GAAP       Canadian GAAP  U.S. GAAP

      Mineral properties and
      deferred exploration         $7,862,415         $67,117   $  8,004,148   $    158,500    $  8,100,426   $    169,000
      costs (a) (i)
      Capital stock (a) (ii)     $ 21,914,840    $ 25,697,758   $ 20,963,315   $ 24,746,233    $ 20,346,416   $ 24,214,334
      Deficit (a)                $(13,929,781)   $(25,926,146)  $(12,744,513)  $(24,659,635)   $(11,816,805)  $(23,616,149)

     Shareholders' equity



         Under U.S. GAAP, shareholders' equity would be as follows:

                                                      2001                 2000                 1999

        Under Canadian GAAP                       $     7,985,059      $     8,218,802      $   8,529,611
        U.S. GAAP adjustment to net loss
             Current (a)(i) and (a)(ii)                   (81,243)            (115,778)           428,289
             Cumulative                               (11,915,122)         (11,799,344)       (12,227,633)
        U.S. GAAP adjustment to capital stock
             Current (a)(ii)                                    -                    -            379,250
             Cumulative                                 3,782,918            3,782,918          3,488,668
                                                  -----------------    -----------------    ----------------

        Under U.S. GAAP                           $      (228,388)     $        86,598     $      598,185
                                                  -----------------    -----------------    ----------------


Recent accounting pronouncements

The Company has determined that there is no impact from the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which standardizes the accounting for derivative instruments.

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to weighted average number of common shares under U.S. GAAP.

Effective January 1, 2001, the Canadian Institute of Chartered Accountants issued a revised version of CICA Handbook Section 3500 "Earnings Per Share". This standard complies in all material respects with SFAS 128, issued by the Financial Accounting Standards Board.

RESULTS OF OPERATIONS

The Company is mainly involved in exploration for base and precious metals. At present time, the Company does not have any producing properties, and consequently, no revenue from mineral production. All the financing is raised by way of private placement of equity shares. The revenue in FY2001 is made up by $29,511 interest income generated by investing excessive working capital in the short term money market, $64,358 is from management fees charged to Knife lake Joint Venture with Kores Canada Corp. As the project's operator, the Company is entitled to charge a 10% management fee on the actual expenditures spent on Knife Lake. The project is expected to wind down in FY02.

The exploration costs written off are $565,774 in FY01 compared to $360,858 in FY00. The large amount written off in FY01 is due to the fact that the Company concentrated its efforts in Knife Lake and all other mining properties have been written off. The General and Administrative Expenses for FY01 is $707,100 comparing to $624,463 in FY00, up $82,637 mainly due to legal expenses spent on the Seagrove Case. The increase of operating losses of $257,560 incurred in FY01 reflect the above exploration costs written off, and increase in Admin. Expense.

CHANGES IN FINANCIAL CONDITION AS AT MARCH 31, 2001

At year-end 2001, the Company's assets increased to $8,358,585 from $8,274,445 at March 31, 2000. The increase of $84,140 is mostly from the increase of cash on hand and current assets.

The Current Liabilities increased $317,883 from $55,643 in 2000 to $373,526 in 2001 due to accrued expenses.

Accumulated deficit in 2001 was $13,929,781 which increased $1,185,268 from $12,744,513 in 2000. The increase was the Operating Deficit for 2001.


COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED MARCH 31, 2001 AND 2000 (UNDER CANADIAN GAAP)

The Company had Management Fees Revenue of $64,358 in fiscal year 2001. The Management Fees were for the operatorship of the Knife Lake Joint Venture Exploration Program in 2001 for Kores and is expected to wind down in 2002. The interest income of $29,511 in 2001 increased $23,493 from $6,018 in 2000 which is the result of rental income for camp equipment used in the Knife Lake Joint Venture.

The General and Administrative Expense increased $82,637 from $624,463 in 2000 to $707,100 in 2001 due to the legal expense incurred for the Seagrove case. Exploration costs written off increased $204,916 from $360,858 in 2000 as the company wrote off some low value mineral properties.

The Net loss for the year has increased $257,560 from $927,708 in 2000 to $1,185,288 in 2001 mainly due to the increase in exploration costs written off and general and administrative expense.

The loss per share in 2001 was $0.06 increased from $0.05 in 2000. The increase is due to the increase of $257,560 in the net loss in 2001.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED MARCH 31, 2000 AND 1999 (UNDER CANADIAN GAAP)

The Company had Management Fees Revenue of $60,000 in fiscal year 2000. The Management Fees were for the operatorship of the Knife Lake Joint Venture Exploration Program in 2000 for Kores and is expected to continue in 2001. The interest income of $6,018 in 2000 decreased $43,026 from $49,044 in 1999 funds raised for exploration were used up.

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

                                 FUNDING SUMMARY
                           FROM APRIL 1996 TO MAY 2001

--------------------------------------------------------------------------------
  Year                         Total Shares Issued  Share Price     Total Amount
--------------------------------------------------------------------------------
  1996    Private Placement       1,000,000             $3.90        $3,900,000
--------------------------------------------------------------------------------
            Flow Through            425,000             $4.70        $1,997,500
--------------------------------------------------------------------------------
         Exercise of Options        628,000             $2.63        $1,652,200
--------------------------------------------------------------------------------
         Exercise of Warrants       950,000             $1.58        $1,502,500
--------------------------------------------------------------------------------
  1996 Total                      3,003,000             $3.01        $9,052,200
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1997    Private Placement       1,288,000             $3.90        $5,023,200
--------------------------------------------------------------------------------
          Private Placement         472,000             $4.55         $2,147,60
--------------------------------------------------------------------------------
         Exercise of Options        195,000             $3.90          $760,500
--------------------------------------------------------------------------------
         Exercise of Warrants        75,000             $4.12          $309,000
--------------------------------------------------------------------------------
  1997 Total                      2,030,000             $4.06        $8,240,300
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1998    Private Placement         260,000             $3.40          $884,000
--------------------------------------------------------------------------------
  1998 Total                        260,000             $3.40          $884,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1999    Private Placement       2,000,000             $0.35          $700,000
--------------------------------------------------------------------------------
         Exercise of Options        687,000             $0.43          $295,410
--------------------------------------------------------------------------------
  1999 Total                      2,687,000             $0.37          $995,410
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  2000   Private Placement          410,000             $0.52          $214,800
--------------------------------------------------------------------------------
         Exercise of Options        680,000             $0.43          $298,100
--------------------------------------------------------------------------------
         Exercise of Warrants       210,000             $0.50          $104,000
--------------------------------------------------------------------------------
  2000 Total                      1,300,000             $0.47          $616,900
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  2001    Private Placement         623,615             $0.65          $405,350
--------------------------------------------------------------------------------
            Exercise of Options     405,000             $0.51          $206,150
--------------------------------------------------------------------------------
            Exercise of Warrants    837,500             $0.45          $376,875
--------------------------------------------------------------------------------
  2001 Total                      1,866,115             $0.53          $988,375
--------------------------------------------------------------------------------

The principal sources of funding for the Company's operation in the past five years have been issuance of securities through private placements, flow through shares, exercise of director and employee stock options, and loans from directors and officers for cash and as consideration for certain acquisitions.

The company currently has $303,000 in cash at March 31, 2001.

The principal uncertainty that could affect the Company's liquidity is the Capital Markets interest or lack thereof in Mining Industry which is beyond the control of the Company.

On a short term basis, the Company is planning to raise $1 million through private placements and the exercise of options and warrants to cover the operating budget for 2001.

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

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY

The names, residences, terms, and periods of service within the past five years of each of the directors and executive officers of the Company are as follows:


                               Position
Name                           Within                               Period of
                               the Company              Term        Service

Yashvir (Jasi) Nikhanj (1,2) President and Director     Annual      1987 to date
Calgary, Alberta

Kurt Marty (1,2)             Director                   Annual      2000 to date
Switzerland

Manish Bindal (2)            Secretary and director     Annual      1996 to date
Calgary, Alberta

Raymond Lai                   Vice president Finance    Annual      1996 to date
Calgary, Alberta

Roland Kesselring (2)         Vice president            Annual      1997 to date
Switzerland                   Corporate Affairs


(1)    Member of the audit committee.
(2)    Member of Nomination and Compensation Committee.

Yashvir Nikhanj, age 55, has been President and director of the Registrant since 1987. He obtained a Bachelor of Science in Geology from Ranchi University, Bikar, India in 1968. He received a MSc in Earth Sciences from Massachusetts Institute of Technology in 1970 and a MSc in Applied Geology from McGill University in 1972. He also has been President and principal shareholder of Nikhanj and Associates Consulting of Calgary, Canada since 1975.

Kurt Marty, age 38, is a director of the Registrant. He received a Commercial Diploma as a banker in 1982 in Switzerland. He was a Procurist at Swissvolks bank from 1982 to 1997. He was an Assistant Vice President of Credit Suisse from 1997 to 1999. He is also a director of Earthramp.com, a high-tech company listed on the Canadian Venture Exchange.

Manish Bindal, age 37, is a director and General Counsel to the Company. Mr. Bindal received a Bachelor of Science in 1984 and a Bachelor of Law in 1987 from Kurukashetra University in India. From August 1987 to May 1991 Mr. Bindal was engaged in private practice of law at Chandigarh, India. From May 1991 to September 1994 Mr. Bindal was a law student in Calgary, Canada. He was employed as a student-at-law at the firm of Howard Mackie, Nova Corp. and Alberta Securities Commission from October 1994 to October 1995. He has been in private law practice since November, 1995. Other than the Registrant, Mr. Bindal has been a director of Canex Energy, Inc. and Aspen Energy Corp., both oil and gas companies listed on the Albert Stock Exchange.

Raymond Lai, age 50, is Vice President of Finance and Administration for the Registrant and has been since 1995. Mr. Lai received his B.Sc. degree in 1971 from the University of Calgary. He became a Certified Management Accountant in 1979. From 1993 to 1995, Mr. Lai was controller of Mission Packaging, Inc. in Calgary.

Ronald Kesselring, age 38, is V.P Corporate Affairs - Europe since 1996. He completed Banking School in Switzerland in 1982. He is CEO of Mascon Finance, Ltd. of Ermatingen, Switzerland and has been since 1995 a Managing Director. From April 1992 to 1995, he was a Managing Director at the institutional sales desk of Swiss Bank Corp. Zurich, Switzerland.

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

       Mr. Kurt Marty has been a director of Earthramp.com, a high-tech company listed on the Canadian Venture Exchange.

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

Conflicts of Interest

The officers of the Company devote full time to the affairs of the Company, but they may have other investment interests. There will be occasions when the time requirements of the Company's business conflict with the demands of any other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company. Several of the Directors, Messrs. Bindal, Schurch, and Kesselring are employed in other businesses and devote time to the company at Director's meetings.

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


                        SUMMARY COMPENSATION TABLE OF EXECUTIVES
                                   Annual Compensation

                                                      Awards
========== --------------------------------------------------------------================
Name and    Year  Salary ($)  Bonus ($)  Other Annual    Restricted      Securities
Principal                                Compensation($) Stock           Underlying
Position                                                 Award(s)($)     Options/SARs(#)
========= ---------------------------------------------------------------================
Y.S. Jasi   2001      0           0        120,000 (1)       0        265,000 shares
Nikhanj
President
and Director ------------------------------------------------------ =================
            2000      0           0        120,000 (1)       0        265,000 shares
          --------------------------------------------------------- =================
            1999      0           0        120,000 (1)       0        840,000 shares
          --------------------------------------------------------- =================
            1998      0           0        120,000 (1)       0        250,000 shares
========= --------------------------------------------------------- =================
Manish      2001      0           0         18,000 (2)       0         75,000 shares
Bindal
Secretary
and Director ------------------------------------------------------ =================
            2000      0           0         37,000 (2)       0         25,000 shares
          --------------------------------------------------------- =================
            1999      0           0         37,200 (2)       0         25,000 shares
          --------------------------------------------------------- =================
            1998      0           0         37,200 (2)       0         50,000 shares
========= --------------------------------------------------------- =================
Raymond Lai 2001    60,000        0              0           0         50,000 shares
V.P. Finance &
Administration ---------------------------------------------------- =================
            2000    60,000        0              0           0         50,000 shares
          --------------------------------------------------------- =================
            1999    60,000        0              0           0         85,000 shares
          --------------------------------------------------------- =================
            1998    60,000        0              0           0         50,000 shares
======== ---------------------------------------------------------- =================
Roland      2001         0        0              0        $75,000       5,000 shares
Kesselring
V.P. Corporate
Affairs-Europe ---------------------------------------------------- =================
            2000         0        0              0           0        100,000 shares
         ---------------------------------------------------------- =================
            1999         0        0              0           0        100,000 shares
         ---------------------------------------------------------- =================
            1998         0        0              0    50,000 shares    75,000 shares
======== ======== ========== ========== ============== ============ =================


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


                  DIRECTOR'S COMPENSATION FOR LAST FISCAL YEAR

(Except for compensation of Officers who are also Directors whose Compensation is listed in Summary Compensation Table of Executives)

                                    Cash Compensation                  Security Grants
----------------------- -------------------------------------------------------------------------------- ---------------------------
         Name                                                                                            Number of Securities
                        Annual Retainer       Meeting Fees       Consulting Fees/      Number of         Underlying Options/SARs
                        Fees ($)              ($)                Other Fees ($)        Shares (#)        (#)
----------------------- -------------------------------------------------------------------------------- ---------------------------

A. Director                      0                     0                  0                     0                 0
Kurt Marty
----------------------- -------------------------------------------------------------------------------- ---------------------------
B. Director                      0                     0                  0                     0                 0
Y.S. Nikhanj
------------------------------------------------------------------------------------------------------------------------------------
C. Director                      0                     0                  0                     0                 0
Manish Bindal
------------------------------------------------------------------------------------------------------------------------------------

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


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

Stock Options

The Company has, from time to time, granted stock options to purchase common shares to its directors and employees. The options have been granted on various terms resulting from negotiation between the Company and such persons and the exercise price per share was based on the average trading price of the Company's shares pursuant to the policies of the Alberta Stock Exchange (the "Exchange"). The exercise price for all options currently issued by the Company is equal to or in excess of the market price of the Company's stock at the date of issuance less the maximum discount permitted under the by-laws and polices of The Alberta Stock Exchange (or any stock exchange on which the Shares are then listed). The options are non-assignable and have been granted as incentives and not in lieu of any compensation for services. As at March 31, 2001 the Company has granted outstanding options to its directors and employees to purchase an aggregate of 1,790,000 common shares as follows:


                       Share           Price        Amount         Expiry Date
----------------------------------   ----------   -----------    ---------------

Outstanding Options   1,190,000        $0.45        $535,000      Dec. 22, 2003
-----------------------------------------------   -----------    ---------------
                        100,000        $0.35         $35,000      Nov. 4, 2001
-----------------------------------------------   -----------    ---------------
                        500,000        $0.54        $270,000      Mar. 18, 2002
-----------------------------------------------   -----------    ---------------
Total Options         1,790,000                     $840,500
-----------------------------------------------   -----------    ---------------
Outstanding Warrants    311,807        $0.80        $249,445      Sept. 7, 2001
-----------------------------------------------   -----------    ---------------
Outstanding Warrants    152,500        $0.65         $99,125      Oct. 25, 2001
-----------------------------------------------   -----------    ---------------
Total Options
& Warrants            2,254,307                   $1,189,070
-----------------------------------------------   -----------    ---------------

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The directors, senior officers, holders of greater than 10% of the common shares of the Company and any associate or affiliate of such persons of the Company have no other interest in any material transactions in which the Company has participated in the preceding year or intends to participate in at this time, except as follows:

     a)   Due to related parties


                                             2001          2000           1999
                                              $             $              $

i)The Company's president and his wife     177,089             -         22,800
ii)Other shareholders, directors            63,000             -              -
                                           =======       ========      ========

The shareholders' loans have no fixed terms of repayment, are non-interest bearing and are unsecured.

     b) Advances from the related parties have no fixed terms of repayment, are non-interest bearing and are unsecured.

     c) The following transactions were conducted with related parties and recorded at the exchange amounts:

(i) During 2001 the President made exploration expenditures on behalf of the Company of $57,286 (2000 - $194,105; 1999 -
                  $78,120) and made net advances to the Company of $13,442 (2000
                  - $21,167; 1999 - $157,887). The advances were repaid in full with no interest or fees charged.

(ii) During 2001 the President and the President's wife exercised options for 300,000 shares for $83,440. During 2000 the President and the President's wife exercised options for 325,000 shares for $147,750. During 1999 the President and the President's wife exercised options for 677,000 shares for $291,110. All of these amounts were settled from amounts owed by the Company.

(iii) During 2001 a company owned by the President was paid $90,000 (2000 - $120,000; 1999 - $120,000) for geological consulting services provided during the year.

(iv) During 2001 a director's law firm was paid $17,150 (2000 - $33,150; 1999 26,000) for legal services provided during the year.

(v) During 2001 a company owned by a Vice-President was paid $72,000 (2000 - $72,000; 1999 - $72,000) for geological consulting services provided during the year.

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


TRANSFER AGENT

The transfer agent for the company shares is Computershare Trust Company of Canada, 600, 530-8th Avenue SW, Calgary, Alberta T2P3S8 (403) 267-6872.

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

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

The following documents are filed as a part of this report:

     1)   Financial   Statements:   (See  Financial  Exhibits  Index  below  and
          Financial Exhibits furnished as Pages F-1 through F-24).


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

DATED: October 10, 2001

                                            LEADER MINING INTERNATIONAL, INC.

                                            By:  /s/ Y.S. Nikhanj
                                                ------------------------------
                                                 President


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


                                             /s/ Ulrich Schurch
                                             ---------------------------------
                                             Director



                                             /s/ Y.S. Nikhanj
                                             ---------------------------------
                                             Director



                                             /s/ Raymond Lai
                                             ---------------------------------
                                             Vice President of Finance



                                             /s/ Roland Kesselring
                                             ---------------------------------
                                             Vice President of Corporate Affairs

                        LEADER MINING INTERNATIONAL INC.
                         (an exploration stage company)

                              FINANCIAL STATEMENTS

                         March 31, 2001, 2000, and 1999
                         (expressed in Canadian dollars)

Auditors' Report

To the Shareholders of Leader Mining International Inc.

We have audited the balance sheets of Leader Mining International Inc. (an exploration stage company) as at March 31, 2001 and 2000, and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at March 31, 1999 were audited by another firm of Chartered Accountants who issued an unqualified report dated June 25, 1999.



CALGARY, ALBERTA
June 19, 2001, except                         /s/ "Coakwell Crawford Cairns LLP"
for notes 12 b), c) and d),                                Chartered Accountants
which are as of August 7, 2001


Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in

Note 1 to the financial statements. Our report to the shareholders dated June 19, 2001, except for notes 12 b), c) and d), which are as of August 7, 2001, is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



CALGARY, ALBERTA
June 19, 2001, except                         /s/ "Coakwell Crawford Cairns LLP"
for notes 12 b), c) and d),                                Chartered Accountants
which are as of August 7, 2001



Leader Mining International Inc.
(an exploration stage company)
Balance Sheets
As at March 31
(expressed in Canadian dollars)

                                              2001                 2000                  1999
                                              -----------------    ------------------    -----------------

Assets

Current assets
Cash                                          $303,216             $211,125              $456,425
Accounts receivable                           58,992               20,724                37,856
Marketable securities - at market             -                    -                     22,942
Deposits and prepaid expenses                 114,717              13,619                179,773
                                              -----------------    ------------------    -----------------

                                              476,925              245,468               696,996

Capital assets (Note 4)                       19,245               24,829                32,579

Mineral properties and deferred
exploration costs  (Note 5)                   7,862,415            8,004,148             8,100,426
                                              -----------------    ------------------    -----------------

                                              $8,358,585           $8,274,445            $8,830,001
                                              -----------------    ------------------    -----------------

Liabilities

Current liabilities
Accounts payable and accrued liabilities      $196,437             $54,769               $277,590
Due to related parties (Note 7)               177,089              874                   22,800
                                              -----------------    ------------------    -----------------

                                              373,526              55,643                300,390
                                              -----------------    ------------------    -----------------

Shareholders' equity

Capital stock (Note 8)                        21,914,840           20,963,315            20,346,416

Deficit                                       (13,929,781)         (12,744,513)          (11,816,805)
                                              -----------------    ------------------    -----------------

                                              7,985,059            8,218,802             8,529,611
                                              -----------------    ------------------    -----------------

                                              $8,358,585           $8,274,445            $8,830,001
                                              -----------------    ------------------    -----------------

Nature of operations and going concern (Note 1)


Approved by the Board of Directors  /s/ Jasi N. Nikhanj
                                    ------------------------
                                    Director


                                    /s/ Manish Bindal
                                    ------------------------
                                    Director


   The accompanying notes are an integral part of these financial statements.



Leader Mining International Inc.
(an exploration stage company)
Statements of Loss and Deficit
For the years ended March 31
(expressed in Canadian dollars)



                                                     2001                  2000                 1999
                                                     -----------------     -----------------    -----------------

Revenue
Management fees (Note 5 (d))                         $64,358               $60,000              $-
Interest and other                                   29,511                6,018                49,044
                                                     -----------------     -----------------    -----------------

                                                     93,869                66,018               49,044
                                                     -----------------     -----------------    -----------------

Expenses
General and administrative (Note 7)                  707,100               624,463              898,873
Mineral properties and exploration costs             565,774               360,858              1,848,313
written-off (Note 5(c))
Amortization                                         6,263                 8,405                11,282
Gain on disposal of capital assets                   -                     -                    (2,117)
Loss on write-down of marketable securities          -                     -                    139,840
                                                     -----------------     -----------------    -----------------

                                                     1,279,137             993,726              2,896,191
                                                     -----------------     -----------------    -----------------

Net loss for the year                                1,185,268             927,708              2,847,147

Deficit - beginning of year                          12,744,513            11,816,805           8,969,658
                                                     -----------------     -----------------    -----------------

Deficit - end of year                                $ 13,929,781          $ 12,744,513         $11,816,805
                                                     -----------------     -----------------    -----------------

Loss per share                                       $                     $                    $
                                                     0.06                  0.05                 0.20
                                                     -----------------     -----------------    -----------------



   The accompanying notes are an integral part of these financial statements.



Leader Mining International Inc.
(an exploration stage company)
Statements of Cash Flows
For the years ended March 31
(expressed in Canadian dollars)


                                                                   2001               2000             1999
                                                                   -----------------  ---------------- -----------------

 Cash flows from operating activities
 Net loss for the year                                             $(1,185,268)       $(927,708)       $(2,847,147)
 Items not affecting cash
   Mineral properties and exploration costs written-off            565,774            360,858          1,848,313
   Amortization                                                    6,263              8,405            11,282
   Consulting fees                                                 128,500            -                -
   Gain on disposal of capital assets                              -                  -                (2,117)
   Loss on write-down of marketable securities                     -                  -                139,840
   Employee bonuses paid in common shares                          -                  -                (113,700)
                                                                   -----------------  ---------------- -----------------

                                                                   (484,731)          (558,445)        (963,529)

Net change in non-cash working capital
  Accounts receivable                                              (32,018)           18,006           341,420
  Deposits and prepaid expenses                                    (101,099)          166,154          (44,367)
  Accounts payable and accrued liabilities                         141,668            (222,821)        (1,543,074)
                                                                   -----------------  ---------------  -----------------
                                                                   8,551              (38,661)         (1,246,021)
                                                                   -----------------  ---------------  -----------------

                                                                   (476,180)          (597,106)        (2,209,550)
                                                                   -----------------  ---------------  -----------------

Cash flows from financing activities
   Advances from joint venture participant                         1,064,000          -                -
   Issuance of common shares, net of share issue costs             861,835            358,349          675,954
   Repayments to related parties, net                              19,869             235,750          305,357
                                                                   -----------------  ---------------- -----------------

                                                                   1,945,704          594,099          981,311
                                                                   -----------------  ---------------  -----------------

Cash flows from investing activities
   Mineral properties and deferred exploration costs               (1,376,754)        (264,580)        (990,774)
   Purchase of capital assets                                      (679)              (655)            (2,599)
   Proceeds on disposal of capital assets                          -                  -                116,500
   Sale (purchase) of marketable securities                        -                  22,942           (162,782)
                                                                   -----------------  ---------------- -----------------

                                                                   (1,377,433)        (242,293)        (1,039,655)
                                                                   -----------------  ---------------  -----------------

Increase (decrease) in cash                                        92,091             (245,300)        (2,267,894)

Cash, beginning of year                                            211,125            456,425          2,724,319
                                                                   -----------------  ---------------  -----------------

Cash, end of year                                                  $303,216           $211,125         $456,425
                                                                   -----------------  ---------------  -----------------

Supplemental Cash Flow Information
   Interest income                                                 $5,469             $6,018           $49,044
                                                                   -----------------  ---------------  -----------------

   The accompanying notes are an integral part of these financial statements.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)

1.   Nature of operations and going concern

     Leader Mining International Inc. (the "Company") is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral resources that are economically recoverable.

     The recoverability of amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. There are no guarantees that such conditions will be met. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written-off and do not necessarily represent present or future values.

     The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year, and to undertake further exploration and development of its mineral properties. Management is pursuing such additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Subsequent to March 31, 2001, the Company completed a private placement of shares for proceeds of $500,000, see Note 12 (c).

     These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

     Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or Native land claims and title may be affected by undetected defects.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


2.   Significant accounting policies

     Accounting principles

     These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Significant differences from accounting principles generally accepted in the United States ("U.S. GAAP") are described in Note 11.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the recoverability of amounts recorded for mineral properties and deferred exploration costs. Actual results could differ from those reported.

     Cash

     Cash includes short-term deposits that mature within 90 days of the original date of acquisition.

     Marketable securities

     Marketable securities are recorded at the lower of cost and market.

     Interests in joint ventures

     Interests in joint ventures are accounted for using the proportionate consolidation method. Under this method the Company's proportionate share of joint venture revenue, expenses, assets and liabilities is included in the accounts of the Company.

     Mineral properties and deferred exploration costs

     Acquisition and exploration costs relating to mineral properties are deferred. Upon commencement of commercial production, these costs will be amortised. The carrying values of mineral properties are, where necessary,

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


2.  Significant accounting policies (continued)


     written down to the estimated recoverable amount based on undiscounted estimated future cash flows. Costs relating to properties abandoned are written-off when the decision to abandon is made. On a quarterly basis, senior management reviews the carrying values of mineral properties and deferred exploration costs with a view to assessing whether there has been an impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of the property, the carrying amount will be written down or written off as appropriate.

     The Company follows the cost reduction method of accounting for receipt of option and similar payments. Cash payments received from the Company's exploration partners are credited to the respective property until capitalised costs are recovered; thereafter, such payments are included in operations. Option payments are exercisable at the discretion of the optionee and are only recognised when received.

     Capital assets

     Capital assets are recorded at cost. Amortization is provided on a declining balance basis based on the estimated useful life of the assets from the year of acquisition up to, and excluding the year of disposal, at the following annual rates:

                  Computer equipment                          30%
                  Furniture and fixtures                      20%
                  Camp equipment                              20%

     Loss per share information

     Per share amounts are calculated based on the weighted average number of shares outstanding during the year of 18,669,609 (2000 - 17,221,284; 1999 - 14,446,458). Fully dilutive amounts per share are not shown, as there are no material dilutive factors.

     Future income taxes

     In providing for corporate income taxes, temporary differences between the tax basis of assets or liabilities and their carrying amounts are reflected as future income taxes. Tax rates anticipated to be in effect when these temporary differences reverse are used to calculate future income taxes.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


2.  Significant accounting policies (continued)


     Stock-based compensation plan

     The Company has stock-based compensation plans which are described in Note
     8. No compensation expense is recognized for these plans when stock options are issued to directors, officers, or employees. Any consideration paid by directors, officers, or employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from directors, officers, or employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

     Financial instruments

     The Company's financial instruments consist of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and amounts due to related parties. The fair values of all financial instruments approximate their carrying values due to their short-term maturity.


3.   Change in accounting policy

     Effective April 1, 1999, the Company retroactively changed its method of reporting corporate income taxes to conform with the new recommendations of the Canadian Institute of Chartered Accountants. These recommendations require the future income taxes be provided as described in Note 2. Prior to this change, the Company used the deferral method of reporting income taxes. This change in accounting policy did not change the Company's previously reported income, retained earnings, and income taxes.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)



4.   Capital assets

                                          2001
                                        --------------------------------------------------------------
                                            Cost            Accumulated             Net Book Value
                                                            Amortization

      Computer equipment                   $38,425          $9,816                  $8,609
      Furniture and fixtures               32,632           25,034                  7,599
      Camp equipment                       9,029            5,991                   3,037
                                           --------------   ------------------      -----------------

                                           $80,086          $60,841                 $19,245
                                           --------------   ------------------      -----------------

                                           2000
                                           -----------------------------------------------------------
                                           Cost             Accumulated             Net Book Value
                                                            Amortization

      Computer equipment                   $38,425          $26,126                 $12,299
      Furniture and fixtures               31,952           23,219                  8,733
      Camp equipment                       9,029            5,232                   3,797
                                           ---------------- -------------------     ------------------

                                           $79,406          $54,577                 $24,829
                                           ---------------- -------------------     ------------------

                                             1999
                                           -----------------------------------------------------------
                                           Cost             Accumulated             Net Book Value
                                                            Amortization

      Computer equipment                   $38,425          $20,855                 $17,570
      Furniture and fixtures               31,297           21,035                  10,262
      Camp equipment                       9,029            4,282                   4,747
                                           ---------------- -------------------     ------------------

                                           $78,751          $46,172                 $32,579
                                           ---------------- -------------------     ------------------


Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


5.       Mineral properties and deferred exploration costs

      a) Summary
                                                 2001                  2000               1999
          Balance, beginning of year             $  8,004,148          $  8,100,426       $  8,957,965
                                                 ------------------    ------------------ -------------------

         Expenditures capitalised in the year:
          Acquisition of mineral properties      332,117               19,500             30,000
          Exploration costs                      91,924                245,080            960,774
                                                 ------------------    ------------------ -------------------

                                                 424,041               264,580            990,774

         Less: Costs written-off                 (565,774)             (360,858)          (1,848,313)
                                                 ------------------    ------------------ -------------------

                                                 (141,733)             (96,278)           (857,539)
                                                 ------------------    ------------------ -------------------

         Balance, end of year                    $7,862,415            $8,004,148         $8,100,426
                                                 ------------------    ------------------ -------------------

b) During the year, the Company capitalized $409,700 (2000 - $224,400; 1999 - $84,000) of general and administrative costs to deferred explor-ation costs.

c)       During the year, the Company wrote-off $565,774 (2000 - $360,858; 1999
         - $1,848,313) of mineral properties and exploration costs relating to properties on which no further exploration activities are planned. Included in the amounts written-off in 2001, are costs incurred to acquire Similco Mines Ltd. as per Note 5 (h).

d) On November 10, 1999, the Company signed a joint venture agreement with Kores Canada Corp. ("Kores") in respect of the Knife Lake property. This agreement was amended in November 2000. Under the terms of the amended agreement, the Company has granted Kores the right to acquire up to a 50% working interest in this property by making both payments to the Company and funding exploration expenditures on the property.

Leader Mining International Inc.
(an exploration stage company) Notes to Financial Statements March 31, 2001, 2000, and 1999 (expressed in Canadian dollars)


5. Mineral properties and deferred exploration costs (continued)


         To earn a 50% working interest, Kores must make the following payments and expenditures:

         i)  To the Company

                $300,000 upon signing of the agreement
                $100,000 by December 22, 2000
                $200,000 by December 22, 2001
                $300,000 by December 22, 2002
                $300,000 by December 22, 2003

         ii)  Exploration expenditures on the project

                $1,000,000 before December 22, 2000
                $330,000 before December 22, 2001
                $670,000 before December 22, 2002
                $1,000,000 before December 22, 2003
                $1,000,000 before December 22, 2004

         Based on the payments and expenditures to December 22, 2000, Kores has earned a 20% working interest in the property (Note 6). Assuming further payments and expenditures are made as detailed above, the working interest will be earned as follows:

         December 22, 2001 -        24.96%
         December 22, 2002 -        33.33%
         December 22, 2003 -        42.86%
         December 22, 2004 -        50.00%

         Under the terms of the agreement, the Company granted Kores a stock option to purchase 500,000 common shares at a price of $1.00 per share, up to December 22, 2001. In addition, the Company is entitled to receive a 10% management fee based on exploration expenditures on the project incurred by Kores.

e) The Company has an obligation to pay a 2% net smelter return on its Knife Lake property to Copper Quest, Inc. and has an option to purchase a 1% net smelter return for $1 million.

f) The Company has an option to spend $500,000 on the Knife Lake Pistol Lake property to earn an 80% working interest from Consolidated Pine Channel Gold Corp. ("Consolidated Pine"). The Company has an additional obligation to pay a 2% net smelter return on its Pistol Lake properties to Consolidated Pine and has an option to purchase an additional 10% working interest for $1 million and an option to purchase a 1% net smelter return for $2 million.

g) In January 2001, the Company entered into a royalty and option to purchase agreement to acquire a 100% interest in the Bright Lake

Leader Mining International Inc.
(an exploration stage company) Notes to Financial Statements March 31, 2001, 2000, and 1999 (expressed in Canadian dollars)

5.   Mineral properties and deferred exploration costs (continued)


         properties. The Company may acquire a 30% net profit interest and 0.6% net smelter royalty by incurring $100,000 in acquisition and exploration costs by July 31, 2002. In addition, the Company may at any time purchase the net profits interest for $500,000 and the net smelter royalty for $300,000.

h) On June 5, 2000 the Company signed an option agreement with Imperial Metals Corporation ("Imperial") and HML Mining Inc. to purchase all of the issued and outstanding shares of Similco Mines Ltd. (a wholly owned subsidiary of Imperial), and the mineral claims and crown granted claims related to the Invermay property. To grant a further extension to February 28, 2001, the Company signed an amended agreement with Imperial. As consideration, Imperial received cash of $50,000 and 100,000 common shares in the Company.

         The Company was unable to complete this acquisition by February 28, 2001 and consequently deposits and project costs of $497,628 were written off. The Company plans to renegotiate this potential acquisition.

6.       Interest in joint venture

     As of March 31, 2001 the Company's 80% joint venture interest in the Knife Lake project is proportionately consolidated in the financial statements and summarized as follows:

        Assets

        Current assets
        Cash                                                    $97,709
        GST receivable                                          26,242
        Deposits                                                73,360
                                                                ----------------

                                                                197,311
        Mineral properties and deferred exploration costs       7,270,967
                                                                ----------------

                                                                $7,468,278
                                                                ----------------
        Liabilities

        Accounts payable and accrued liabilities                $65,718

        Joint venturers' equity                                 7,402,560
                                                                ----------------

                                                                $7,468,278
                                                                ----------------
        Cash flows from:
        Operating activities                                    $(33,884)
        Financing activities                                    $1,064,000
        Investing activities                                    $(932,407)

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)

6.   Interest in joint venture (continued)


     The joint venture did not earn any revenues or incur any expenses, other than exploration expenditures during the year ended March 31, 2001. The cost of the interest to the Company of $7,792,000 at March 31, 2001 is included in mineral properties and deferred exploration costs. The excess of the Company's cost of the Knife Lake Project over its share of the equity has been allocated to mineral properties. The joint venture agreement is described more fully in Note 5 (d).


7.   Related party transactions

a)   The following summarises the amounts due to officers and directors of the Company:

                                                   2001                2000                1999
                                                   ----------------    ----------------    ----------------

     Balance, beginning of year                    $874                $22,800             $8,553

     Expenditures paid on behalf of the Company    239,786             194,105             78,120

     Debt assumed                                  -                   -                   389,622

     Net advances                                  19,869               (68,282)           (162,385)

     Share options exercised                       (83,440)            (147,750)           (291,110)
                                                   ----------------    ----------------    ----------------

     Balance, end of year                          $177,089            $874                $22,800
                                                   ----------------    ----------------    ----------------

     b) Advances from the related parties have no fixed terms of repayment, are non-interest bearing and are unsecured.

     c) The following transactions were conducted with related parties and recorded at the exchange amounts:

        (i) During 2001 the President made exploration expenditures on behalf of the Company of $57,286 (2000 - $194,105; 1999 -
                  $78,120) and made net advances to the Company of $13,442 (2000
                  - $21,167; 1999 - $157,887). The advances were repaid in full with no interest or fees charged.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)

7.   Related party transactions (continued)

        (ii) During 2001 the President and the President's wife exercised options for 300,000 shares for $83,440. During 2000 the President and the President's wife exercised options for 325,000 shares for $147,750. During 1999 the President and the President's wife exercised options for 677,000 shares for $291,110. All of these amounts were settled from amounts owed by the Company.

        (iii) During 2001 a company owned by the President was paid $90,000 (2000 - $120,000; 1999 - $120,000) for geological consulting services provided during the year.

        (iv) During 2001 a director's law firm was paid $17,150 (2000 - $33,150; 1999 26,000) for legal services provided during the year.

        (v) During 2001 a company owned by a Vice-President was paid $72,000 (2000 - $72,000; 1999 - $72,000) for geological consulting services provided during the year.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)

7.       Related party transactions (continued)

     c)  continued

        (vi) During 2001 a company owned by a Vice-President was paid $10,000 (2000 - $35,000; 1999 - $Nil) in public relations fees during the year.

     d) During 2001 directors and officers transferred shares held personally to an investment brokerage firm, as payment for financial, advisory and investment services provided to the Company, as follows:

                                          Number of Shares     Amount
                                          ------------------- ------------------

         President                        50,000              $   45,000
         President's wife                 25,000              20,500
         Vice-President                   25,000              20,500
         Director                         50,000              42,500
                                          ------------------- ------------------

         Totals                           150,000             $ 128,500
                                          ------------------- ------------------


         The fair market value was recorded using the ten day average trading price prior to the date of transfer and the total amount charged to general and administrative expenses.

     e) During 2001 the President transferred 100,000 shares in the Company held personally to Imperial to secure a contract extension. This transaction has been recorded at $54,000 using the ten day average trading price prior to the date of transfer and the amount charged to mineral properties and deferred exploration costs.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


8.   Capital stock

     a)       Authorized

         The authorized share capital of the Company is comprised of an unlimited number of common and preferred shares.


     b)  Common shares issued
                                                                          Number of             Amount
                                                                          Shares
                                                                          ----------------     ----------------

     Balance - March 31, 1998                                             14,056,574           $ 19,265,652
                                                                          ----------------     ----------------

     Shares issued
         Director and employee bonus shares cancelled                     (157,000)            (529,500)
         Director and employee bonus shares reissued                      157,000              418,200
         Exercise of options                                              687,000              295,410
         Legal settlement                                                 75,000               225,000
         Private placement for cash, net of share issue costs             2,000,000            671,654
                                                                          ----------------     ----------------

                                                                          2,762,000            1,080,764
                                                                          ----------------     ----------------

     Balance - March 31, 1999                                             16,818,574           20,346,416
                                                                          ----------------     ----------------

     Shares issued
         Exercise of options                                              680,000              298,099
         Exercise of warrants                                             210,000              104,000
         Private placement for cash                                       200,000              104,000
         Settlement for debt                                              210,000              110,800
                                                                          ----------------     ----------------

                                                                          1,300,000            616,899
                                                                          ----------------     ----------------
                                      F-17



Continued....

     Balance - March 31, 2000                                             18,118,574           20,963,315
                                                                          ----------------     ----------------

     Shares issued
         Exercise of options                                              405,000              206,150
         Exercise of warrants                                             837,500              376,875
         Private placement for cash, net of share issue costs             623,615              368,500
                                                                          ----------------     ----------------

                                                                          1,866,115            951,525
                                                                          ----------------     ----------------

     Balance - March 31, 2001                                             19,984,689           $ 21,914,840
                                                                          ----------------     ----------------


Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


8.       Capital stock (continued)


     c)   Share options

         The Company has established a stock option plan for directors, officers, and employees. Up to 10% of the issued and outstanding shares are reserved for issuance. The option price is equivalent to the share market price on the date of granting. Options are exercisable for periods up to five years from the date of granting. Options issued and exercised under this plan are summarized below:

                                                             Number of         Weighted average
                                                             shares            exercise price
                                                             ----------------  --------------------

          Outstanding, March 31, 1998                        1,357,000               $     0.93
          Granted                                            1,200,000                     0.76
          Exercised                                          (687,000)                     0.84
          Granted                                            (195,000)                     0.48
                                                             ----------------

          Outstanding, March 31, 1999                        1,675,000                     0.48
          Exercised                                          (680,000)                     0.51
                                                             ----------------

          Outstanding, March 31, 2000                        995,000                       0.51
          Granted                                            1,200,000                     0.45
          Exercised                                          (405,000)                     0.51
                                                             ----------------

          Outstanding and exercisable, March 31, 2001        1,790,000              $      0.47
                                                             ----------------  ------------------


         The following table summarizes information about stock options outstanding at March 31, 2001:

                                                                Average               Weighted
                                                               Remaining               Average
         Range of                        Number               Contractual             Exercise
         Exercise Prices               Outstanding               Life                   Price
----------------------------------------------------------------------------------------------

         $0.35 - $0.44                    100,000              0.60 years                $0.35
         $0.45 - $0.53                  1,190,000               2.7 years                $0.45
         $0.54 - $0.55                    500,000               1.0 years                $0.54
----------------------------------------------------------------------------------------------

         $0.35 - $0.55                  1,790,000               2.1 years                $0.47
==============================================================================================


Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


8.   Capital stock (continued)


     d)  Share purchase warrants

         The number of share purchase warrants granted during the year in conjunction with the private share placements and outstanding at year-end were as follows:

                                                                       Number of warrants

                                               2001                     2000                     1999

         Balance, beginning of year            990,000                  1,000,000                130,000

         Granted                               311,807                  200,000                  1,000,000
         Exercised                             (837,500)                (210,000)                -
         Expired                               -                        -                        (130,000)
                                               ------------------------ -----------------------  ----------------------

         Balance, end of year                  464,307                  990,000                  1,000,000
                                               ------------------------ -----------------------  ----------------------

         Warrants at March 31, 2001 expire as follows:
                                                             Number of warrants
                                                             -------------------

            Exercisable at $0.80 expiring September, 2001        311,807
            Exercisable at $0.65 expiring October, 2001          152,500
                                                                 ---------------

                                                                 464,307
                                                                 ---------------

9.   Commitments and contingencies

a) Pursuant to an agreement relating to a lease for office premises, the Company is obligated to pay $32,950 per annum until June 2001 and $50,900 thereafter to November 2005.

b) The Company is continuing to defend a legal action in respect of a 1995 mining option agreement. The plaintiff is alleging damages of $486,000 plus further unspecified damages. Discoveries are now completed and the trial is set for January 28, 2002. The Company believes that this claim is without merit and is continuing to vigorously defend it. In the opinion of management, the amount of ultimate liability, if any, with respect to this action, will not materially affect the financial position, results of operations or cash flows of the Company. The Company is not proceeding with its counterclaim in this action.
c)       The Company has a defamation action against the plaintiffs mentioned in
         b) above. Discoveries are complete and the next step in the action is a trial for which no date has been fixed.

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)

9.     Commitments and contingencies (continued)

        d) Subsequent to March 31, 2001, the Company agreed to discontinue a legal action against Merendon Mining Corporation Ltd. subject to the receipt of a $340,000 cash settlement. This settlement will be recorded as revenue in the month it is received.

10. Income taxes

     The provision for income taxes recorded in the financial statements differ from the amount which would be obtained by applying the statutory income tax rate of 45% to the loss for the years as follows:

                                                         2001                2000                1999

     Net loss for the year                             $ (1,185,268)       $  (927,708)        $ (2,847,147)
                                                       ------------------  ------------------  ------------------

     Anticipated income tax recovery                   $(521,518)          (417,468)             (1,281,216)
     Benefit of income tax losses not recognized       521,518             417,468               1,281,216
                                                       ------------------  ------------------  ------------------
     Income tax provision                              $-                  $-                  $-
                                                       ------------------  ------------------  ------------------

     The Company has non-capital losses for income tax purposes of approximately $5.3 million, which are available for application against future taxable income. These losses expire between 2002 and 2008. The Company also has tax pools for income tax purposes of approximately $11.1 million that are available for application against future taxable income.

11.  Differences between Canadian and U.S. GAAP

     Significant differences between Canadian GAAP and U.S. GAAP, which would have an effect on these financial statements, are as follows:


a)       Adjustment to net loss for the year
                                                              2001               2000               1999

         Net loss for the year under Canadian GAAP            $(1,185,268)       $(927,708)         $(2,847,147)
         Deferred exploration costs (i)                       (81,243)           (115,778)          807,539
         Stock based compensation (ii)                        -                  -                  (379,250)
                                                              ---------------    ---------------    ---------------

         Loss for the year under U.S. GAAP                    $(1,266,511)       $(1,043,486)       $(2,418,858)
                                                              ---------------    ---------------    ---------------

         Loss per share under U.S. GAAP                       $(0.07)            $(0.06)            $(0.17)
                                                              ---------------    ---------------    ---------------

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


11.      Differences between Canadian and U.S. GAAP (continued)


        (i) Under U.S. GAAP, exploration costs, net of the tax effect of flow-through shares, related to projects are charged to expense as incurred. As such, the majority of costs charged to exploration costs written off under Canadian GAAP would have been charged to earnings in prior periods under U.S. GAAP. Property acquisition costs are capitalized for both Canadian and U.S. GAAP.

        (ii) Under U.S. GAAP, a grant of stock options and warrants to acquire shares at a price below the fair market value of the shares at the time of the grant, is compensatory under APB No. 25 and is accounted for as compensation expense. This has the effect of increasing capital stock and deficit under U.S. GAAP.

        (iii)  The   Company's   interest   in  a   joint   venture   has   been
               proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, this interest would be accounted for by the equity method. Net loss, loss per share, and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of this joint venture interest.


     b)  Balance sheet components

                                 2001                           2000                           1999
                                 ---------------------------    --------------------------     --------------------------
                                 Canadian GAAP   U.S. GAAP      Canadian GAAP  U.S. GAAP       Canadian GAAP  U.S. GAAP

      Mineral properties and
      deferred exploration       $7,862,415      $67,117        $8,004,148     $158,500        $8,100,426     $169,000
      costs (a) (i)
      Capital stock (a) (ii)     $  21,914,840   $  25,697,758  $  20,963,315  $  24,746,233   $  20,346,416  $  24,214,334
      Deficit (a)                $(13,929,781)   $(25,926,146)  $(12,744,513)  $(24,659,635)   $(11,816,805)  $(23,616,149)

Leader Mining International Inc.
(an exploration stage company) Notes to Financial Statements March 31, 2001, 2000, and 1999 (expressed in Canadian dollars)


11.  Differences between Canadian and U.S. GAAP (continued)



     c)  Shareholders' equity

         Under U.S. GAAP, shareholders' equity would be as follows:

                                                          2001                 2000                 1999

        Under Canadian GAAP                               $7,985,059           $8,218,802           $8,529,611
        U.S. GAAP adjustment to net loss
             Current (a)(i) and (a)(ii)                   (81,243)             (115,778)            428,289
             Cumulative                                   (11,915,122)         (11,799,344)         (12,227,633)
        U.S. GAAP adjustment to capital stock
             Current (a)(ii)                              -                    -                    379,250
             Cumulative                                   3,782,918            3,782,918            3,488,668
                                                          -----------------    -----------------    ----------------

        Under U.S. GAAP                                   $(228,388)           $86,598              $598,185
                                                          -----------------    -----------------    ----------------

        d)     Recent accounting pronouncements

              (i) The Company has determined that there is no impact from the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which standardizes the accounting for derivative instruments.

              (ii) The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to weighted average number of common shares under U.S. GAAP.

              (iii) Effective  January  1,  2001,  the  Canadian   Institute  of
                    Chartered Accountants issued a revised version of CICA Handbook Section 3500 "Earnings Per Share". This standard complies in all material respects with SFAS 128, issued by the Financial Accounting Standards Board.

12.  Subsequent events

a) On May 4, 2001 the Company signed an option agreement to purchase an interest in the Cogburn Project in British Columbia. The Company has paid a $10,000 refundable deposit to secure the option. In addition, the Company is required to grant 100,000 share purchase warrants for $1 each upon completion of a positive production feasibility study. The Company can acquire a 100% interest in the property at the end of five years for consideration of $395,000 cash, $1,515,000 towards mining exploration, and issuance of 200,000 common shares of the Company. In addition, the Company must pay a royalty of $50,000 on each anniversary, beginning May 4, 2002. The payments are due as follows:

Leader Mining International Inc.
(an exploration stage company)
Notes to Financial Statements
March 31, 2001, 2000, and 1999
(expressed in Canadian dollars)


12.   Subsequent events (continued)


           i)  Cash payments to Cogburn:

                      $10,000 upon signing of the agreement
                      $10,000 by October 1, 2001
                      $15,000 by May 4, 2002
                      $35,000 by May 4, 2003
                      $50,000 by May 4, 2004
                      $125,000 by May 4, 2005
                      $150,000 by May 4, 2006

           ii) Exploration expenditures on the project:

                      $25,000 before October 1, 2001
                      $40,000 before May 4, 2002
                      $200,000 before May 4, 2003
                      $500,000 before May 4, 2004
                      $750,000 before May 4, 2005


        b) The Company has reserved 330,000 share purchase options at $0.50 per share for a twelve month period for a new director.

        c) Subsequent to March 31, 2001, the Company closed a private placement for 1,250,000 shares at $0.40 per share for total proceeds of $500,000. Each share carries one-half a share purchase warrant with an exercise price of $0.52 per share, exercizable for up to eighteen months.